Exhibit 16.1

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountants for Netflix, Inc. and, under the date of February 10, 2012, we reported on the consolidated financial statements of Netflix, Inc. as of and for the years ended December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting as of December 31, 2011. On March 21, 2012, we were dismissed. We have read Netflix, Inc.’s statements included under Item 4.01 of its Form 8-k dated March 23, 2012, and we agree with such statements, except that we are not in a position to agree or disagree with Netflix , Inc.’s statement that Ernst & Young LLP was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Netflix, Inc.’s consolidated financial statements, or the effectiveness of internal control over financial reporting.

Very truly yours,

/s/ KPMG LLP